UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

May 5, 2016

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No    ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes  ☐            No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “Smith & Nephew 2016 First Quarter Trading Report”, dated May 5, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: May 5, 2016	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Item 1

Smith & Nephew plc	T 44 (0) 207 401 7646
15 Adam Street	www.smith-nephew.com
London WC2N 6LA

Smith & Nephew 2016 First Quarter Trading Report

4% underlying revenue growth delivered; full year guidance maintained

5 May 2016

Smith & Nephew plc (LSE:SN, NYSE:SNN) trading report for the first quarter ended 2 April 2016.

Highlights

•	Revenue $1,137 million, up 4% on an underlying basis. Reported growth of 3% includes effects of -3% currency headwind and 2% benefit from acquisitions. Q1 2016 comprised 64 trading days (2015: 61 trading days)

•	Revenue growth of 6% in the Established Markets, with US up 8%

•	Emerging Markets declined -6%, with double-digit growth in most countries offset by continued weakness in China and significant slow-down in tendering and sales in oil-dependent Gulf states

•	Strong 11% revenue growth in Sports Medicine Joint Repair

•	Revenue up 9% in Knee Implants and up 4% in Hip Implants

•	Trauma & Extremities revenue down -7% as China and the Gulf states offset good US growth

•	Advanced Wound Management business flat, with 11% growth in Advanced Wound Devices offset by Advanced Wound Bioactives and Emerging Markets

Commenting on Q1, Olivier Bohuon, Chief Executive Officer of Smith & Nephew, said:

“Many of the positive trends seen in the second half of 2015 continued to drive good performance in the first quarter of 2016. In particular, strong sales of the JOURNEYà II Knee System helped us deliver 9% growth in Knee Implants, and high demand for our shoulder repair portfolio underpinned 11% growth in Sports Medicine Joint Repair.

“Geographically, our Established Markets revenue growth of 6% reflects our success in the US, the Group’s largest market, and the sustained improvements we have made in Europe. Good double-digit growth in most of our Emerging Markets businesses was overshadowed by China, as expected, and economic conditions in the Gulf region.

“The integration of Blue Belt Technologies, the robotics-assisted orthopaedic surgery business acquired at the start of the year, is going well. We are excited by the prospects for the existing partial knee reconstruction platform and the new product pipeline.

“Overall, we continue to expect good underlying revenue growth in 2016 as we benefit from our investments in existing businesses, acquisitions and pioneering technologies.”

Enquiries

Investors
Ingeborg Øie	+44 (0) 20 7960 2285
Smith & Nephew

Media
Charles Reynolds	+44 (0) 20 7401 7646
Smith & Nephew

Ben Atwell / Matthew Cole	+44 (0) 20 3727 1000
FTI Consulting

Analyst conference call

A conference call to discuss Smith & Nephew’s first quarter results will be held at 9.00am BST / 4:00am EDT on Thursday 5 May. This can be heard live via an audio webcast on the Smith & Nephew website at http://www.smith-nephew.com/results and will be available on the site archive shortly afterward. For those who wish to dial in to the call, dial in details can be accessed on our website using the aforementioned link.

Notes

1.	All numbers given are for the quarter ended 2 April 2016 unless stated otherwise.

2.	Unless otherwise specified as ‘reported’ all revenue growth throughout this document is ‘underlying’ after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2015 period.

Underlying revenue growth is used to compare the revenue in a given period to the comparative period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making adjustments for the effect of acquisitions and disposals and the impact of movements in exchange rates (currency impact), as described below.

The effect of acquisitions and disposals measures the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which include acquisitions and exclude disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year.

Currency impact measures the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in current year revenue translated into US Dollars at the current year average rate and the prior year revenue translated at the prior year average rate; and 2) the increase/decrease being measured by translating current and prior year revenue into US Dollars using a constant fixed rate.

Forward calendar

Smith & Nephew’s H1 results will be released on 28 July 2016.

About Smith & Nephew

Smith & Nephew is a global medical technology business dedicated to supporting healthcare professionals in their daily efforts to improve the lives of their patients. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma & Extremities, Smith & Nephew has around 15,000 employees and a presence in more than 100 countries. Annual sales in 2015 were more than $4.6 billion. Smith & Nephew is a member of the FTSE100 (LSE:SN, NYSE:SNN).

For more information about Smith & Nephew, please visit our corporate website www.smith-nephew.com, follow @SmithNephewplc on Twitter or visit SmithNephewplc on Facebook.com.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

à Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

2

First quarter trading update

Our first quarter revenue was $1,137 million (2015: $1,104 million), an increase of 4% on an underlying basis and 3% on a reported basis. Foreign exchange was a headwind of -3% and acquisitions added 2% to the reported growth rate.

Q1 2016 comprised 64 trading days, three more than Q1 2015, which typically benefits our surgical businesses more than our Advanced Wound Management businesses, and the Established Markets more than the Emerging Markets.

Consolidated revenue analysis

	2 April 2016 $m	28 March 2015 $m	Reported growth %	Underlying growth (i) %	Acquisitions /disposals %	Currency impact %
Consolidated revenue	1,137	1,104	3%	4%	2%	-3%

	2 April 2016 $m	28 March 2015 $m	Reported growth %	Underlying growth(i) % Global	Underlying growth(i) %
Consolidated revenue by franchise					US	OUS
Sports Medicine, Trauma & Other	468	454	3%	5%	11%	-2%

Sports Medicine Joint Repair(ii)	141	131	8%	11%
Arthroscopic Enabling Technologies(ii)	156	153	1%	4%
Trauma & Extremities	114	123	-8%	-7%
Other Surgical Businesses	57	47	21%	19%

Reconstruction	387	360	8%	7%	9%	5%

Knee Implants(iii)	234	209	12%	9%
Hip Implants(iii)	153	151	1%	4%

Advanced Wound Management	282	290	-3%	0%	1%	0%

Advanced Wound Care	171	178	-4%	0%
Advanced Wound Bioactives	72	75	-4%	-4%
Advanced Wound Devices	39	37	6%	11%

Total	1,137	1,104	3%	4%	8%	1%

Consolidated revenue by geography	2 April 2016 $m	28 March 2015 $m	Reported growth %	Underlying growth(i) %
US	563	510	10%	8%
Other Established Markets(iv)	421	422	0%	4%
Emerging Markets	153	172	-12%	-6%

Total	1,137	1,104	3%	4%

(i)	Underlying growth is defined in Note 2 on page 2
(ii)	In order to present consistent analysis to the Q1 2016 results, included within the Q1 2015 analysis is a restatement of $13m of sales following the reclassification of certain patient positioning products previously included in the Sports Medicine Joint Repair franchise to the Arthroscopic Enabling Technologies franchise.
(iii)	US knees 10%, OUS knees 8%, US hips 6%, OUS hips 2%
(iv)	Australia, Canada, Europe, Japan and New Zealand

3

Regional performance

Smith & Nephew delivered 6% revenue growth in the Established Markets in the quarter. Our business in the US, our largest market, produced 8% revenue growth. In Europe, the sustained improvements seen last year continued as we completed four consecutive quarters of positive revenue growth.

Emerging Markets revenue was down -6%, as double-digit growth in most countries was offset by conditions in China and the Middle East. In recent quarters weakness in China has impacted growth across our Trauma, Sports Medicine and Advanced Wound Management businesses. As expected, this continued during the first quarter of 2016, with destocking patterns tracking our forecasts. End-market demand has remained attractive and we expect improvements in our growth trends when we lap the comparator in the second half of 2016. We also saw a significant slow-down in tendering activity and sales in oil-dependent economies in the Gulf region during the quarter, which affected Trauma in particular. These two factors negatively impacted Group growth by approximately three percentage points in the quarter.

Franchise highlights

Sports Medicine Joint Repair had another excellent quarter, growing revenue 11% over the comparative period, as we continued to benefit from recent product launches and the sustained improvement in performance from the ArthroCare portfolio under our ownership. We acquired BST-CarGelà, a first-line cartilage repair product, during the quarter, augmenting our existing joint repair portfolio with a new option that targets an area of significant patient need and surgeon demand.

In Arthroscopic Enabling Technologies we delivered 4% revenue growth, driven by demand for our COBLATIONà portfolio, continuing the good momentum from the last quarter of 2015.

Trauma & Extremities revenue was down -7% as a result of the conditions in China and the Gulf region noted above. This overshadowed 8% revenue growth in the US.

Other Surgical Businesses had a good quarter, growing revenue by 19%, with a strong contribution from Ear, Nose & Throat (‘ENT’), the larger business within this franchise. The integration of Blue Belt Technologies, the robotics-assisted orthopaedic surgery business acquired at the start of 2016, is going well. From this quarter, capital sales of the NAVIOà robotics-assisted surgery system are included in Other Surgical Businesses.

In Reconstruction, our Knee Implants franchise grew revenue by 9%, with continued high demand for our JOURNEY II Total Knee System. In Hip Implants we delivered 4% revenue growth. We unveiled our first 3D-printed titanium hip implant, the REDAPTà Revision Acetabular Fully Porous Cup, during the quarter.

In Advanced Wound Care we continued to make progress in the US, where ALLEVYNà Life is delivering strong growth, although overall revenue growth was flat largely due to weakness in China.

Advanced Wound Bioactives started the year slowly, with revenue down -4%, as we continued to see reimbursement headwinds significantly affecting OASISà and volatile stocking patterns for SANTYLà. Looking ahead, we expect this franchise to produce positive full-year revenue growth similar to last year.

Revenue in Advanced Wound Devices was up 11%, with our disposable negative pressure wound therapy (‘NPWT’) device PICOà once again performing very well in the quarter. The RENASYSà TOUCH pilot in Europe has been successful and we are preparing for the full launch later in the year.

Outlook

Our full year outlook for the Group remains unchanged. We expect to deliver continued good underlying revenue growth as we benefit from our investments in existing businesses, acquisitions and pioneering technologies.

4